SUB-ITEM 77(C)
                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

Pursuant to a written consent dated September 9, 2005 of the sole shareholder of Wintergreen Fund, Inc. (the "Fund") the Investment Advisory Agreement between the Fund and Wintergreen Advisers, LLC and the Fund's Distribution (12b-1) Plan were approved.